Mail Stop 6010
Via Facsimile and U.S. Mail

January 26, 2006


Mr. James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 113
Stony Brook, NY 10532

Re:	Applied DNA Sciences, Inc.
		Amendment Nos. 5 and 6 to Registration Statement on Form
SB-2
		Filed January 18, 2006
		File No. 333-122848

Dear Mr. Hayward:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 6 to Registration Statement on Form SB-2

General

1. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms
10-QSB for the quarters ended December 31, 2004, March 31, 2005 and
June 30, 2005, as applicable, to comply with our comments on your Form SB-2.

2. Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and consider whether you need to include, in an amended registration statement on Form SB-2, unaudited financial statements for the quarter ended December 31, 2005.

Notes to Consolidated Financial Statements

Note B- Acquisition of Intangible Assets, page F-26

3. Please revise your disclosure to include further detail regarding the intellectual property assets that you acquired in the Biowell transaction; that is, specify what you acquired and how you ascribed the value of $9.4 million to those assets. Please also clarify why you believe the amount does not represent in-process research and development. Additionally, please tell us how you determined the useful life of the intellectual property, correlating your response to paragraph 11 of SFAS No. 142. Finally, please provide us with additional information regarding the $14.7 million charge to operations and address whether that charge relates to your acquisition of in-process research and development, in which case you should revise your statement of operations accordingly.

Note E- Capital Stock, page F-39

4. Per the disclosure herein and on page 27, we note that the 15.1 million warrants issued in conjunction with your January/February 2005 $7.371 million convertible notes offering are subject to a registration rights agreement, pursuant to which you are currently incurring liquidating damages. Please explain your basis for recording the warrants with an entry to additional paid in capital.
Note paragraphs 14 - 18 of EITF No. 00-19, which discuss the accounting treatment when a contract is not permitted to be settled in unregistered shares. Given the penalties outlined in the registration rights agreement, it appears the warrants should be classified as a liability under EITF No. 00-19 at fair value, with changes in fair value recorded in earnings; that is, similar to a derivative under SFAS No. 133.

5. Additionally, please discuss the registration rights agreement in the notes to your consolidated financial statements and clearly outline its requirements. Discuss the potential amount of damages possible under the contract, including whether any cap exists to limit such damages, and the details of the investors` option to have such damages settled in shares. Please specify the financial statement line items where you have reported the approximately $777,000 damages that you appear to have recorded through September
30, 2005.

Note F- Stock Options and Warrants, page F-41

6. We note your response to comment 10 per our letter dated
November
8, 2005, as well as the relevant disclosure outlining the Trilogy transaction. Please provide us with your detailed analysis that led you to conclude that the warrants issued qualify as derivative instruments that should be accounted for under SFAS No. 133, including your detailed assessment under EITF No. 00-19. Additionally, please specify exactly how you valued and recorded the derivative liability in your June 30, 2005 financial statements, that is, what fair value methodology you are utilizing under SFAS No. 133;
and please specify where in your statement of operations you have reported the mark-to-market expense that you have recorded to date.

7. Additionally, please discuss the registration rights agreement related to the Trilogy transaction in the notes to your consolidated financial statements and clearly outline its requirements and the related damages you may incur, if any. Please address whether the investors have the option to have such damages settled in shares.

8. Please provide us with a detailed analysis supporting your reversal of $765,460 and $794,642 in expense related to "compensatory warrants," which you state was done pursuant to the provisions of EITF No. 00-19. Please include your assessment of the accounting treatment for each of the underlying issuances and tell us how you came to the conclusion that there should be no charge to your statement of operations for those warrants for the periods ended June
30, 2005 and September 30, 2005. Outline your correlation to EITF No. 00-19, as it appears you are basing your periodic valuation on the intrinsic value of the warrants issued. You should be designating fair value according to an acceptable methodology under SFAS No. 133.

9. Please provide us with additional information regarding the registration rights agreement related to the 3 million warrants issued to directors and advisors and revise the disclosure in the notes to your consolidated financial statements. Specify when you issued these warrants and address the appropriate accounting under EITF No. 00-19, considering the accounting treatment when a contract is not permitted to be settled in unregistered shares.

10. Please provide us with additional information regarding your accounting policy with respect to your ESOP. Address the terms of the
ESOP and how you have recognized compensation cost in your statements of operations for the applicable reporting periods. Please cite the authoritative literature that supports your treatment.

Form 10-QSB/A No. 2 for the Fiscal Quarter Ended March 31, 2005

General

11. As acknowledged in your response to comment 12 per our letter dated November 8, 2005, please amend your March 31, 2005 Form 10-QSB to appropriately present the financial statements as "restated" and to provide the related footnote disclosure in accordance with APB No.
20. Additionally, please revise the net loss per share amounts on page F-66.





Notes to Unaudited Condensed Consolidated Financial Statements

Note B- Capital Stock, page 25

12. We acknowledge your response to comment 13 per our letter dated
November 8, 2005. We reiterate our initial request that you
provide
us with additional information that specifically correlates the
$2.9
million restatement for the period ended March 31, 2005 to the individual transactions outlined in Note B to your unaudited condensed consolidated financial statements. The information in Note
B does not correlate to that provided as the restatement detail in Exhibit B to your response letter dated October 28, 2005 and we again request that you clarify this apparent discrepancy.

13. Additionally, your response to comment 13 indicates that you have recently revised the amount of your restatement for the period ended
March 31, 2005 from $2.9 million to $1.5 million. Please provide us with the detailed calculation that outlines the $1.4 million "overstatement" that you have recently uncovered and correlate that information to the specific related transactions in Note B to your March 31, 2005 unaudited condensed consolidated financial statements.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Statements of Cash Flows, page 17

14. We acknowledge your response to comment 8 per our letter dated November 8, 2005. Please provide us with specific detail regarding your $2.9 million reclassification of cash used in financing activities to cash used in operating activities, as the origin of the reclassification is not readily apparent from your response. Additionally, please reconcile the line item "common stock issued in exchange for consultant services rendered" of $15.4 million to the corresponding statement of shareholders` deficit for the nine months ended June 30, 2005, as we are unable to come to your total. Please also provide us a with a similar reconciliation of that line item for the September 30, 2005 cash flow statement.

*	*	*	*	*
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.




      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you
have
questions regarding comments on the financial statements and related
matters.  Please contact John Krug, Senior Staff Attorney, at
(202)
551-3609 with any other questions.

      Sincerely,


      Jeffrey P. Riedler
								Assistant Director


cc:	Andrea Cataneo, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, NY 10018

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Mr. James Hayward
Applied DNA Sciences, Inc.
January 26, 2006
Page 1